UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	1,331,127,064	100	1,250,020,424	100
s02	CURRENT ASSETS	430,535,252	32	399,393,198	32
s03	CASH AND SHORT-TERM INVESTMENTS	173,817,885	13	195,776,457	16
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	67,118,785	5	51,680,627	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	96,962,613	7	85,482,480	7
s06	INVENTORIES	92,635,969	7	62,063,798	5
s07	OTHER CURRENT ASSETS	0	0	4,389,836	0
s08	LONG-TERM	33,982,057	3	33,752,972	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	33,825,079	3	33,603,698	3
s11	OTHER INVESTMENTS	156,978	0	149,274	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	792,521,388	60	737,195,456	59
s13	LAND AND BUILDINGS	553,495,370	42	496,893,249	40
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	855,757,372	64	797,827,074	64
s15	OTHER EQUIPMENT	51,267,773	4	49,620,076	4
s16	ACCUMULATED DEPRECIATION	760,276,517	57	693,295,137	55
s17	CONSTRUCTION IN PROGRESS	92,277,390	7	86,150,194	7
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,076,747	0	3,183,665	0
s19	OTHER ASSETS	72,011,620	5	76,495,133	6
s20	TOTAL LIABILITIES	1,279,323,324	100	1,208,564,798	100
s21	CURRENT LIABILITIES	284,131,120	22	176,314,128	15
s22	SUPPLIERS	37,293,790	3	37,102,982	3
s23	BANK LOANS	48,733,571	4	25,189,992	2
s24	STOCK MARKET LOANS	22,789,902	2	41,050,287	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	144,072,393	11	45,006,644	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,241,464	2	27,964,223	2
s27	LONG-TERM LIABILITIES	429,355,127	34	524,475,242	43
s28	BANK LOANS	145,589,088	11	155,677,048	13
s29	STOCK MARKET LOANS	283,766,039	22	368,798,194	31
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	8,198,989	1	8,061,291	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	557,638,088	44	499,714,137	41
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	51,803,740	100	41,455,626	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	51,803,740	100	41,455,626	100
s36	CONTRIBUTED CAPITAL	366,797,440	708	340,059,116	820
s79	CAPITAL STOCK	366,797,440	708	340,059,116	820
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(314,993,700)	(608)	(298,603,490)	(720)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(314,993,700)	(608)	(298,603,490)	(720)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	173,817,885	100	195,776,457	100
s46	CASH	67,386,638	39	95,760,433	49
s47	SHORT-TERM INVESTMENTS	106,431,247	61	100,016,024	51
s07	OTHER CURRENT ASSETS	0	0	4,389,836	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	4,389,836	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,076,747	100	3,183,665	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	2,076,747	100	3,183,665	100
s19	OTHER ASSETS	72,011,620	100	76,495,133	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	72,011,620	100	76,495,133	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	284,131,120	100	176,314,128	100
s52	FOREIGN CURRENCY LIABILITIES	70,871,855	25	51,788,264	29
s53	MEXICAN PESOS LIABILITIES	213,259,265	75	124,525,864	71
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,241,464	100	27,964,223	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	13,372,143	48
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	31,241,464	100	14,592,080	52
s27	LONG-TERM LIABILITIES	429,355,127	100	524,475,242	100
s59	FOREIGN CURRENCY LIABILITIES	335,993,441	78	422,939,070	81
s60	MEXICAN PESOS LIABILITIES	93,361,686	22	101,536,172	19
s31	DEFERRED LIABILITIES	8,198,989	100	8,061,291	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	8,198,989	100	8,061,291	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	557,638,088	100	499,714,137	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	528,192,619	95	471,665,183	94
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	29,445,469	5	28,048,954	6
s79	CAPITAL STOCK	366,797,440	100	340,059,116	100
s37	CAPITAL STOCK (NOMINAL)	241,412,421	66	230,254,799	68
s38	RESTATEMENT OF CAPITAL STOCK	125,385,019	34	109,804,317	32

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(314,993,700)	100	(298,603,490)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(298,866,819)	95	(345,556,695)	116
s45	NET INCOME FOR THE YEAR	(16,126,881)	5	46,953,205	(16)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	146,404,132	223,079,070
s73	PENSIONS AND SENIORITY PREMIUMS	7,122,630	1,680,321
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,582	139,483
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	1,133,786,615	100	1,102,433,921	100
r02	COST OF SALES	460,698,018	41	418,258,207	38
r03	GROSS PROFIT	673,088,597	59	684,175,714	62
r04	GENERAL EXPENSES	84,712,261	7	80,974,430	7
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	588,376,336	52	603,201,284	55
r08	OTHER INCOME AND (EXPENSE), NET	86,154,933	8	62,289,480	6
r06	COMPREHENSIVE FINANCING RESULT	(19,901,259)	(2)	(23,846,624)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,521,471	0	10,073,577	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	660,151,481	58	651,717,717	59
r10	INCOME TAXES	676,278,362	60	604,764,512	55
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(16,126,881)	(1)	46,953,205	4
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	(16,126,881)	(1)	46,953,205	4
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(16,126,881)	(1)	46,953,205	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	NET SALES	1,133,786,615	100	1,102,433,921	100
r21	DOMESTIC	592,047,483	52	567,289,873	51
r22	FOREIGN	541,739,132	48	535,144,048	49
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	86,154,933	100	62,289,480	100
r49	OTHER INCOME AND (EXPENSE), NET	86,154,933	100	62,289,480	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(19,901,259)	100	(23,846,624)	100
r24	INTEREST EXPENSE	57,842,701	(291)	48,950,185	(205)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	26,273,846	(132)	12,754,923	(53)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(1,340,007)	7	(2,470,584)	10
r28	RESULT FROM MONETARY POSITION	13,007,603	(65)	14,819,222	(62)
r10	INCOME TAXES	676,278,362	100	604,764,512	100
r32	INCOME TAX	676,278,362	100	604,764,512	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1,133,786,615	1,102,433,921
r37	TAX RESULT FOR THE YEAR	(16,126,881)	46,953,205
r38	NET SALES (**)	1,133,786,615	1,102,433,921
r39	OPERATING INCOME (**)	588,376,336	603,201,284
r40	NET INCOME OF MAJORITY INTEREST (**)	(16,126,881)	46,953,205
r41	NET CONSOLIDATED INCOME (**)	(16,126,881)	46,953,205
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	72,600,574	65,672,189

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	312,924,015	100	249,649,372	100
rt02	COST OF SALES	139,769,601	45	110,489,959	44
rt03	GROSS PROFIT	173,154,414	55	139,159,413	56
rt04	GENERAL EXPENSES	24,387,191	8	25,451,694	10
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	148,767,223	48	113,707,719	46
rt08	OTHER INCOME AND (EXPENSE), NET	32,350,696	10	(906,084)	0
rt06	COMPREHENSIVE FINANCING RESULT	(1,276,912)	0	(2,904,710)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,629,585	1	10,073,577	4
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	181,470,592	58	119,970,502	48
rt10	INCOME TAXES	211,730,178	68	124,275,009	50
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(30,259,586)	(10)	(4,304,507)	(2)
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(30,259,586)	(10)	(4,304,507)	(2)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(30,259,586)	(10)	(4,304,507)	(2)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF. RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	NET SALES	312,924,015	100	249,649,372	100
rt21	DOMESTIC	156,540,009	50	138,019,369	55
rt22	FOREIGN	156,384,006	50	111,630,003	45
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	32,350,696	100	(906,084)	100
rt49	OTHER INCOME AND(EXPENSE), NET	32,350,696	100	(906,084)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(1,276,912)	100	(2,904,710)	100
rt24	INTEREST EXPENSE	18,367,120	(1438)	2,959,218	(102)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10,170,946	(797)	(10,116,583)	348
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,508,089	(118)	3,074,685	(106)
rt28	RESULT FROM MONETARY POSITION	5,411,173	(424)	7,096,406	(244)
rt10	INCOME TAXES	211,730,178	100	124,275,009	100
rt32	INCOME TAX	211,730,178	100	124,275,009	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	25,001,548	17,639,642

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	(16,126,881)	46,953,205
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	159,302,242	141,772,946
c03	RESOURCES FROM NET INCOME FOR THE YEAR	143,175,361	188,726,151
c04	RESOURCES PROVIDED OR USED IN OPERATION	42,014,013	(52,754,231)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	185,189,374	135,971,920
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(89,836,920)	10,202,874
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	10,894,293	32,335,307
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(78,942,627)	42,538,181
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(128,205,319)	(113,183,662)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(21,958,572)	65,326,439
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	195,776,457	130,450,018
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	173,817,885	195,776,457

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	159,302,242	141,772,946
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	72,600,574	65,672,189
c41	+ (-) OTHER ITEMS	86,701,668	76,100,757
c04	RESOURCES PROVIDED OR USED IN OPERATION	42,014,013	(52,754,231)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(22,528,455)	(12,435,917)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(12,163,750)	(2,678,038)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	5,640,161	5,696,868
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	190,807	3,676,529
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	70,875,250	(47,013,673)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(89,836,920)	10,202,874
c23	+ BANK FINANCING	27,836,842	64,302,776
c24	+ STOCK MARKET FINANCING	15,755,478	99,505,179
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(23,570,786)	(136,693,233)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(110,180,526)	(3,136,983)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	322,072	(13,774,865)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	10,894,293	32,335,307
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(263,330)	(16,392,606)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	11,157,623	48,727,913
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(128,205,319)	(113,183,662)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(127,926,505)	(109,103,788)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	(278,814)	(4,079,874)
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 0.00		$ 0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(1.42)	%	4.25	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(31.13)	%	113.26	%
p03	NET INCOME TO TOTAL ASSETS (**)	(1.21)	%	3.75	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.57	%	(20.04)	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(80.65)	%	31.56	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.85	times	0.88	times
p07	NET SALES TO FIXED ASSETS (**)	1.43	times	1.49	times
p08	INVENTORIES TURNOVER (**)	4.97	times	6.73	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18.53	days	14.67	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.52	%	3.81	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	96.10	%	96.68	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	24.69	times	29.15	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.80	%	39.28	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.17	%	71.14	%
p15	OPERATING INCOME TO INTEREST PAID	10.17	times	12.32	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.88	times	0.91	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.51	times	2.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.18	times	1.91	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.33	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	61.17	%	111.03	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	12.62	%	17.11	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.70	%	(4.78)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.20	times	2.77	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	113.80	%	23.98	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(13.80)	%	76.01	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	99.78	%	96.39	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exploration and Production

During 2007, crude oil production averaged 3,082 Mbd, 5.3% less than the 3,256 Mbd average production during 2006. The reduction was a consequence of the natural decline of the Cantarell project and the production shut down due to Hurricane Dean and cold front number five.

During 2007, natural gas production was 6,058 MMcfd, 13.1% greater than the average production recorded in 2006.

Associated gas production increased 11.5% as a result of higher volumes from the Crudo Ligero Marino project and greater production from wells in the transition zone at the Cantarell project.

Non-associated gas production increased 15.3% due to greater production from the Lankahuasa, Burgos and Veracruz projects in the Northern region.

The main projects to be executed in 2008 are: Cantarell, Strategic Gas Program, Aceite Terciario del Golfo (previously know as Chicontepec), Ku-Maloob-Zaap, Burgos, A.J. Bermúdez, Bellota-Chinchorro, and Jujo-Tecominoacán.

Gas and Basic Petrochemicals

During 2007, total on-shore natural gas processing grew by 3.3% as compared to 2006, as a result of higher volumes of sweet wet gas processing, which was due to greater production from the Burgos basin.

The main projects to be carried out in 2008 are: the construction of cryogenic plants 5 and 6 in Reynosa, Tamaulipas; increasing the capacity of the gas processing center in Poza Rica, Veracruz; and the construction of compression station in Emiliano Zapata, Veracruz.

Refining

During 2007, total crude oil processing decreased by 1.1% as compared to 2006, as a result of the pipeline attacks in July and September 2007 and adverse weather conditions.

During 2007, the average production of petroleum products decreased by 34 Mbd, as compared to 2006, falling to an average of 1,511 Mbd.

Production of fuel oil decreased by 7.3% and liquefied petroleum gas production fell by 6.3%, as a result of less crude oil processing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The main projects to be carried out in 2008 are: improvement of fuels quality; construction; rehabilitation and operational sustainability of pipelines and installations; modernization of our tankers; reconfiguration of the Minatitlán refinery; residual conversion at the Salamanca refinery; sustainability of production; and energy trains.

From to December 31, 2006 to December 31, 2007, the number of franchised gas stations rose by 5.1%, from 7,554 to 7,940 franchises.

Petrochemicals

During 2007, total petrochemicals production was 11,756 thousand tons (Mt), 7.3% greater than the production recorded in 2006. This increase was primarily a result of an increase in the production of ammonia, vinyl chloride, hexane and chlorhydric acid.

The main projects to be carried out in 2008 are: for ethane derivatives (increase in the annual capacity of the Morelos facility ethylene plant from 600 to 850 Mt, increase in the annual capacity of the Morelos facility ethylene oxide plant from 225 to 360 Mt, increase in the annual capacity of the Cangrejera ethylene plant from 600 to 900 annual Mt, and commencement of ethane derivatives production at the Cangrejera facility); for aromatics (modernization and increase of aromatics at Cangrejera, and increase in annual capacity of the Cangrejera styrene plant from 150 to 250 Mt).

International Trade

During 2007, crude oil exports averaged 1,686 Mbd, 5.9% less than the average export volume recorded during 2006, as a result of lower crude oil production.

The weighted average export price of the Mexican crude oil basket was US$61.6 per barrel, 16.2% higher than the weighted average price of US$53.0 in 2006.

Exports of petroleum products averaged 176 Mbd, 6.4% less than 2006 exports, primarily as a result of lower sales of naphtha and fuel oil, which were partially offset by higher sales of diesel.

Exports of petrochemical products decreased by 9.4%, or 77 Mt, totaling 746 Mt for the year, due to lower sales of sulfur, low density polyethylene, benzene, ethylene and glycols, which were partially offset by greater ammonia exports.

Natural gas exports reached 139 MMcfd during 2007, as compared to 33 MMcfd during 2006, as a result of an increase in natural gas production.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2007, natural gas imports averaged 397 MMcfd, 12.0% less than those recorded during 2006, due primarily to higher natural gas production by PEMEX.

Imports of petroleum products increased by 14.6%, from 431 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Results for the Quarter ended December 31, 2007

Consolidated Income Statement

During 2007, total sales, including revenues from services, increased by 2.9% in constant pesos as compared to 2006, from Ps. 1,103.5 billion to Ps. 1,135.0 billion. This increase was primarily due to an increase in the weighted average crude oil export price.

During 2007, income before taxes and duties was Ps. 660.2 billion (US$60.8 billion), as compared to Ps. 651.7 billion during 2006.

During 2007, taxes and duties paid increased by 11.8% in real terms, from Ps. 604.8 billion in 2006 to Ps. 676.3 billion, primarily due to an increase in the weighted average crude oil export price.

During 2007, PEMEX recorded net loss of Ps. 16.1 billion (US$ 1.5 billion), as compared to positive net income of Ps. 47.0 billion in 2006. This decrease is primarily explained by an increase in taxes and duties of Ps. 71.5 billion, and an increase in the cost of purchased products of Ps. 58.2 billion.

Consolidated Balance Sheet

Current assets increased 7.8%, or Ps. 31.1 billion. Cash and cash equivalents decreased by 11.2%, or Ps. 22.0 billion; accounts receivable increased by 15.9%, or Ps. 22.5 billion; and the value of inventories increased by 49.3%, or Ps. 30.6 billion.

Investments in shares increased 0.9%, or Ps. 0.3 billion, from Ps. 32.8 billion to Ps. 33.0 billion.

Properties and equipment increased by 7.5%, or Ps. 55.3 billion.

The intangible asset derived from the actuarial computation of labor obligations decreased 5.9%, or Ps. 4.5 billion.

Other assets decreased by 27.7%, or Ps. 1.2 billion, primarily due to pre paid insurance expenses.

As of December 31, 2007, PEMEX's assets totaled Ps. 1,331.1 billion (US$ 122.5 billion), representing an 6.5%, or Ps. 81.1 billion, increase, as compared to total assets as of December 31, 2006.

Short-term liabilities increased by 61.2%, or Ps. 107.8 billion, to Ps. 284.1 billion (US$ 26.1 billion), primarily as a result of an increase in taxes payable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Long-term liabilities decreased by 3.6%, or Ps. 37.1 billion, to Ps. 995.2 billion (US$ 91.6 billion), primarily due to a reduction in long-term debt.

Total liabilities increased by 5.9% as compared to the fourth quarter of 2006, to Ps. 1,279.3 billion (US$ 117.7 billion), primarily due to an increase in taxes payable and in the reserve for retirement payments, pensions, and seniority premiums.

Total consolidated debt,[1] including accrued interest, totaled Ps. 500.9 billion (US$ 46.1 billion) at December 31, 2007. This figure represents a decrease of 15.2% or Ps. 89.8 billion, as compared to the total at December 31, 2006, primarily due to a decrease in long-term debt:

Short-term debt totaled Ps. 71.5 billion (US$ 6.6 billion). Long-term debt totaled Ps. 429.4 billion (US$ 39.5 billion).

Net debt, or the difference between total debt and cash equivalents, decreased by Ps. 67.9 billion, from Ps. 394.9 billion at December 31, 2006 to Ps. 327.1 billion (US$ 30.1 billion) at December 31, 2007.

Equity increased by Ps. 10.3 billion, from Ps. 41.5 billion at December 31, 2006 to Ps. 51.8 billion (or US$ 4.8 billion) at December 31, 2007. The increase in equity was due to Ps. 11.2 billion paid in accordance with the Fund for the Stabilization of Investment and Infrastructure and the Fund of Excess.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the December 31, 2007 exchange rate of Ps. 10.8662 per US dollar.

Net sales in the Mexican Stock Exchange fillings include sales of products; however, Bulletin B-3 "Consolidated Income Statement" considers revenues from services as part of sales.

Net income for PEMEX is not considered as an ordinary corporate income since it belongs to the United Mexican States.

---

[1] Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our: drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) *and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange* (www.bmv.com.mx)*. These factors could cause actual results to differ materially from those contained in any forward-looking statement.*

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com *or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website,* www.sec.gov*. Investors are also welcome to review the annual report to the CNBV, available at* www.pemex.com.

EBITDA and free cash-flow are non-US GAAP measures.

NOTES TO THE FINANCIAL STATEMENTS

(Figures in thousands of pesos with the acquisition power of December 31, 2007 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of December 31, 2007, are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these non-audited consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (FRS) in Mexico, have been condensated or omitted.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera ("CINIF"). The recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"). In accordance with the mentioned rules the Consolidated Financial Information as of December 31, 2006, are presented on the same bases of 2007.

3. Foreign currency position

As of December 31, 2007 and 2006, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2007:					
U.S. dollars	25,114,143	(62,108,649)	(36,594,506)	10.8662	(397,643,221)
Japanese Yen	-	(158,116,706)	(158,116,706)	0.09730	(15,384,755)
Pounds Sterling	229	(401,713)	(401,484)	21.6074	(8,675,021)
Euros	8,104	(5,854,881)	(5,846,777)	15.8766	(92,826,940)
Net-short position before Foreign-currency hedging					(514,529,939)

2006:					
U.S. dollars	20,872,208	(46,944,810)	(26,072,602)	10.8810	(283,695,982)
Japanese Yen	0	(150,040,948)	(150,040,948)	0.0913	(13,698,738)
Pounds Sterling	711	(401,812)	(401,101)	21.3061	(8,545,898)
Euros	23,635	(4,201,854)	(4,178,219)	14.3248	(59,852,151)
Swiss Francs	562,443	(443,338)	119,105	8.9064	1,060,797
Net-short position before Foreign-currency hedging					($364,731,972)

4. Cash and Cash Equivalents

As of December 31, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Cash in banks	$ 67,386,638	$ 95,760,432
Realizable values	106,431,247	100,016,025
	$ 173,817,885	$195,776,457

5. Accounts, notes receivable and other

As of December 31, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Trade-domestic	$40,506,098	$34,729,334
Trade-foreign	28,073,509	19,625,463
Negative IEPS	32,943,613	13,372,968
Mexican Government, advance payments on minimum guaranteed dividends	4,270,225	268,990
Employees and officers	3,589,566	3,174,902
Specific fund trade commission	11,858,575	35,589,790
Hydrocarbon excess extraction duties payment	1,316,004	1,505,183
Future accounts receivable	16,335,355	17,665,109
Financial instruments	12,752,233	4,389,836
Other accounts receivable	13,897,043	31,570,647
Less:		
Allowance for doubtful accounts	(1,460,822)	(2,674,170)
Total	$164,081,399	$141,552,943

NOTES TO THE FINANCIAL STATEMENTS

6. Inventories

As of December 31, 2007 and 2006 inventories are as follows:

	2007	2006
Crude oil, refined products, derivatives, and petrochemical products	$87,521,361	$56,796,075
Materials and supplies in stock	6,370,017	6,673,156
Materials and products in transit	117,511	300,123
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,372,918)	(1,705,556)
Total	$92,635,971	$62,063,798

7. Properties and equipment

As of December 31, 2007 and 2006 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2007	2006
Land	$39,842,190	$42,164,885
Buildings	47,495,918	42,210,278
Wells	466,157,259	412,518,087
Plants	376,144,348	357,366,268
Perforation equipment	22,226,019	22,363,980
Furniture and equipment	36,429,620	34,809,700
Transportation equipment	14,147,698	14,008,239
Offshore platforms	160,543,843	139,223,391
Pipelines	296,843,162	278,873,434
	1,459,830,057	1,343,538,262
Accumulated depreciation	(760,276,520)	(693,295,137)
	699,553,537	650,243,125
Improductive fixed assets	690,452	802,137
Construction in progress	92,277,396	86,150,195
Total	$792,521,385	$737,195,457

The depreciation of fixed assets and amortization of wells at the end of December 31, 2007 and 2006, recognized in cost and operating expenses, was Ps. 472,600,000 and Ps. 65,672,200, respectively.

8. Long-term debt

Individually, the Master Trust had access to credit lines with available amounts as of December 31, 2007 of US$ 888,238, in addition to the revolving credit line for US$ 2,500,000, that may be used interchangeably by Petróleos Mexicanos or by the Master Trust, which at December 31, 2007 was fully utilized by the Master Trust.

During 2007, Petróleos Mexicanos undertook the following financial activities:

a. Petróleos Mexicanos obtained US$7,310 guaranteed by export credit agencies. These credits generate interest at fixed and variable rates and are payable at various dates until 2012.

During 2007, the Master Trust undertook the following financial activities for PIDIREGAS projects:

a. The Master Trust obtained US$1,002,629 from credit lines guaranteed by export credit agencies.

b. During the second quarter of 2007, the Master Trust repurchased, in the open market, certain amounts in U.S. dollars, from its bond debt, with maturities between 2008 and 2027, as well as an amount of its perpetual bonds denominated in U.S. dollars. The whole principal repurchased amounted to US$ 1,139,696. These titles were cancelled after their repurchase.

c. On October 18, 2007 the Master Trust fully utilized the syndicated revolving credit line for US$ 2,500,000, signed on September 14, 2007. This credit line may be used both by Petróleos Mexicanos and the Master Trust; this credit line has two tranches, A and B with periods of three and five years and Libor rates plus 20 basis points for tranch A and 25 basis points for tranch B. This credit line is due in 2010 and 2012; each tranch can be extended twice, each time for one year. This revolving credit replaces the two previously contracted for US$ 1,250,000 each.

d. On October 22, 2007, the Master Trust issued bonds in the amount of US$2,000,000 from which US$1,500,000 were at a coupon rate of 5.75%, due in 2018 and US$500,000 were at a coupon rate of 6.625%, due in 2035. This issuance was a second reopening of the issuance that took place on June 8, 2005.

e. During the fourth quarter of 2007, the Master Trust repurchased, in the open market, certain amounts in U.S. dollars, its bond debt, with maturities between 2008 and 2027, as well as an amount of its perpetual bonds denominated in U.S. dollars. The whole principal repurchased amounted to US$ 5,763,333. These titles were cancelled after their repurchase.

During the period from January 1 to December 31, 2006, the significant financial operations were the following:

NOTES TO THE FINANCIAL STATEMENTS

Petróleos Mexicanos obtained US $56,241 from guaranteed lines by export credit agencies and US $3,300,000 from revolving credit lines.

During the same period, the Master Trust obtained US $1,914,184 from guaranteed lines by export credit agencies for financing the PIDIREGAS projects and a refinancing operation of syndicated revolving credit line for US $4,250,000 divided in two tranches took place, one for the amount of US $1,500,000 and another one for the amount of US $2,750,000 with a term of 5 and 7 years respectively.

In addition, on February 2, 2006, the Master Trust issued bonds in the amount of US $1,500,000, of which US $750,000 were issued at a rate of 5.75 % due in 2015, and US $750,000 at a rate of 6.625 % due in 2035. This issuance was a reopening of a previous issuance that was launched on June 8, 2005.

On June 16, 2006, Petróleos Mexicanos issued stock exchange certificates for Ps.10,000,000 (nominal value), through the Fideicomiso F/163, with maturity on June 2014.

In June 2006, the Master Trust received an income of $ 95,265; in August 2006, the Master Trust received an income of US$ 90,045; in both cases the income was a result of the payment made by Petróleos Mexicanos to cancel its bonds for the same amounts and that were in the custody of the Master Trust, on the occasion of the exchange of Pemex bonds for Master Trust bonds that took place on February 13, 2006.

On September 22, 2006, the Master Trust used US$ 1,000,000 from the revolving credit line contracted in 2004. This use was made after Petróleos Mexicanos paid the same amount on the same date. This is due to the fact that both Petróleos Mexicanos and the Master Trust may use this credit line, without exceeding at any time the total amount of the credit line which is US$ 1,250,000.

On October 31, 2006, the Master Trust used US$ 1,250,000 of the revolving credit line contracted in 2006. This use was made after Petróleos Mexicanos paid the same amount on October 6, 2006. This is due to the fact that both Petróleos Mexicanos and the Master Trust may use this credit line, without exceeding at any time the total amount of the credit line which is US$ 1,250,000.

During the period from January 1 to December 31, 2006, the following financial operations took place:

In 2006, Petróleos Mexicanos used a cumulative total of US$ 3,300,000 within its programs of revolving credit lines. Both lines of credit may be used by Petróleos Mexicanos, or by the Master Trust.

On February 13, 2006, Pemex bonds in an amount equal to US$ 185,310 were exchanged for an equal amount of Master Trust bonds, by reopening the original operation that was carried out in December 2004. As a result of this second exchange, the new Master Trust bonds were issued, without the Master Trust giving cash flow of Petróleos Mexicanos to the Master Trust at that time. That cash flow took place later on the following dates:

June 1, 2006	US$ 41,254
June 2, 2006	54,011
August 3, 2006	90,045
Total	US$185,310

9. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended December 31, 2007 and 2006, is analyzed as follows:

	2007	2006
Net gain (loss) for the period	($16,126,991)	$46,953,205
Effect of restatement of the year – Net	18,408,420	4,064,647
Derivative financial instruments	605,074	5,274,109
Labor reserve effect	(3,432,792)	(18,871,922)
Foreign subsidiaries conversion effect	710,094	
Comprehensive gain for the year	$ 546,289	$38,130,133

10. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. During 2007; PEMEX entered an additional contract to supply nitrogen to the Ku Maalob Zap field, and the commitment to this provider expires in the year 2027. At December 31, 2007 and 2006, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 26,689,197 and Ps. $13,377,497 respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

During the year 2007, PEMEX acquired a vessel called FPSO (Floating Process Storage and Outloading). The primary purpose of the vessel is to process oil that is received from the offshore wells (separation of oil and gas, as well as the treatment of oil to meet the export API degrees).

Once the process is performed, the storage vessel stores the product (it has storage capacity for 2 million barrels) and distributes them to the ships of foreign customers, and has a distribution capacity of up to 1.2 million barrels per day.

The investment in this vessel is of US$ 758,000, from which the amount of US$387,422 was paid this year and the remainder will be paid in a horizon of 15 years.

According to the contract, the future payments are estimated as follows:

2008	US$	25,267
2009		25,266
2010		25,267
2011		25,266
2012		25,267
2013 and thereafter		244,245
Total	US$	370,578

b. During 2003, 2004 and 2005, PEMEX, has implemented FPWCs. In connection with these contracts the contractor, at his own cost, has to administer and support the execution of the works of the FPWCs, which are grouped in the categories of development, infrastructure and maintenance. The estimated value of the FPWCs, as of December 31, 2007 is as follows:

As of December 31, 2007:

Contracting Date	Block	2007	2006
February 9, 2004	Olmos	US$343,574	US$343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
March 8, 2003	Fronterizo	264,977	264,977
March 9, 2004	Pandura-Anáhuac	900,392	900,392
March 23, 2005	Pirineo	645,295	645,295
Total		US$5,887,086	US$5,887,086

f. PEMEX, through its subsidiaries PMI, has sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific for each customer and their duration could be undefined (evergreen contract), in some cases existing minimal obligatory periods (long term contracts).

At December 31, 2007 and 2006, Pemex had entered contracts with various contractors for an amount of approximately $ 336,847,551 and $ 119,311,756, respectively, for the development of various works, which have been considered for accounting purposes as PIDIREGAS.

11. Contingencies

a. In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals.

b. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2007and 2006, the reserve for environmental remediation expenses totaled Ps. 1,686,760 and Ps. 3,570,652, respectively. This reserve is included in long-term liabilities in the balance sheet.

c. As of December 31, 2007, PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At December 31, 2007, PEMEX had accrued Ps. 10,453,830 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 39,209,855 at December 31, 2007. Among these lawsuits, we find the following:

I. Pemex-Refining is currently involved in arbitration proceeding (11760/KGA) with Conproca, S.A. de C.V. ("Conproca") before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") pursuant to which Conproca is seeking payment of U.S.$633,100. PEMEX filed a counter-claim against Conproca in the amount of U.S.$907,000 (including Value Added Tax).

The second liability hearing was held in January 2007 and different facilities of PEMEX in connection with the arbitration were inspected by the arbitration panel and its experts. On April 4, 2007, the parties submitted their pleadings in connection with the second hearing. The arbitration panel will issue an award on this matter on March 31, 2008. Once the award is issued, a hearing on the complaints quantification will be held.

II. Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. Both parties filed their documentary evidence. On September 28, 2007 a final judgment was issued in favor of Pemex-Exploration and Production (it was notified to Pemex-Exploration and Production on October 8, 2007). The plaintiff filed an appeal against this judgment, which is still pending.

III. Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages. As of this date, a third expert's opinion is still pending to be issued.

IV. Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before ICA against Pemex-Exploration and Production (IPC-01) for alleged breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On January 26, 2007, COMMISA filed its detailed claim seeking U.S. $292,043 and Ps. 37,537 and Pemex-Exploration and Production filed its detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking U.S. $319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held in which each party presented its case furnish to the panel and offered evidence. The parties are required to file their pleadings before February 15, 2008.

V. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007 a final award was made. COMBISA was ordered to pay U.S. $4,600 and Pemex-Exploration and Production was ordered to pay U.S. $61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, which was issued on November 16, 2007. Under this additional award the total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay U.S. $61,600, as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

NOTES TO THE FINANCIAL STATEMENTS

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels named Bar Protector and Castoro 10 in Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On March 12, 2007 and September 6, 2007, the proceeding to furnish additional evidence concluded. A final decision is still pending as of the date of this report.

VII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. The evidentiary stage concluded and a final hearing is still pending.

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph viii. A final hearing is pending.

IX. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. A resolution on this matter is still pending.

On November 6, 2007, a request for constitutional relief known as an *amparo* was filed by Pemex-Refining against the precautionary measure, which was accepted by the *Juzgado Sexto de Distrito en Materia Civil* (Sixth Civil District Court). The court granted a definitive suspension in favor of Pemex-Refining. On November 14, 2007, a constitutional hearing was held. A judgment is still pending.

X. An *amparo* was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the allegelly violation of its hearing constitutional right due to the execution of development, infrastructure and manteinance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (the Regulatory Law to Article 27 of the Political

Constitution Concerning Petroleum Affairs). The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit gas found in the fields located under their mining concessions. As of this date, a final judgment is still pending. A third arbitrator expert's opinion on Geology is still pending.

XI. An arbitration proceeding before the ICA filed by Tejas Gas de Toluca, S. de R. L. de C.V. against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

As of this date, the artbitration panel has been integrated. The initial arbitration report is still pending.

XII. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC) (formely known as Multiple Services Contracts), as of this date only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by this plaintiffs.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. ("PTD") for the Cuervito natural gas production block before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of capacity of the plaintiffs due to the termination of their positions as Congressmen. As of this date, the trial is in the evidenciary stage.

XIII. In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of this date, the trial is in the evidentiary stage.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

NOTES TO THE FINANCIAL STATEMENTS

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As of December 31, 2007					
Trade Income:					
External Costumers	$ -	$430,382,900	$139,963,300	$21,701,300	$541,739,100
Intersegments	912,295,482	42,229,528	82,940,711	35,941,989	242,795,715
Income services					1,882,639
Gain (loss) gross	740,679,100	(81,022,800)	15,816,700	(6,278,900)	41,335,200
Operating Gain (loss)	707,269,200	(114,301,600)	7,335,900	(13,097,500)	6,058,700
Net gain (loss)	19,726,200	(45,829,000)	4,949,400	(14,757,600)	(10,011,200)
Comprehensive financing result	25,669,266	5,764,552	(1,071,828)	1,153,984	(10,322,442)
Depreciation and amortization	57,395,543	10,154,409	3,437,371	973,385	639,866
Cost of labor reserve	29,134,600	28,595,700	6,441,200	8,231,200	12,750,300
Taxes and duties	663,549,438	3,846,738	5,537,391	253,138	3,091,656
Total Assets	1,237,728,198	420,750,770	132,226,918	80,115,399	2,330,395,551
Current assets	630,520,100	232,694,200	85,294,800	58,429,600	494,554,500
Investing in shares and Values	342,500	157,094	1,095,700	0	612,354,700
Fixed assets	565,433,960	162,585,821	40,278,502	15,971,940	8,251,166
Adquisitions of fixed assets	99,453,447	18,402,592	3,956,880	1,025,140	209,796

NOTES TO THE FINANCIAL STATEMENTS

Short-term liabilities	191,867,200	152,217,200	33,455,700	7,809,709	928,094,100
Labor reserve	180,931,472	178,386,606	40,791,915	49,058,100	79,024,527
	998,713,758	380,841,015	83,717,626	58,193,720	2,260,460,448
Equity	239,014,439	39,909,756	48,509,292	21,921,679	69,935,103

As of December 31, 2006

Trade Income:					
External Customers	$ -	$406,963,236	$138,687,862	$21,638,775	$535,144,012
Intersegments	890,012,142	43,491,512	78,710,625	8,311,930	171,981,055
	568,102,533	(45,065,546)	14,288,749	(4,940,106)	12,924,652
Income services					1,707,386
Gain (loss) gross	718,463,139	(54,944,801)	13,682,742	(6,627,904)	31,717,998
Operating Gain (loss)	690,607,334	85,661,349	6,373,180	(13,197,006)	1,720,065
Net gain (loss)	75,888,386	(38,076,307)	1,964,073	(19,372,169)	54,656,089
Comprehensive financing result	24,174,018	9,026,219	(1,134,603)	4,173,330	(12,659,001)
Depreciation and amortization	51,819,600	8,723,400	3,529,700	902,800	696,700
Cost of labor reserve	25,562,500	24,775,200	5,637,100	6,972,400	11,429,400
Taxes and duties	591,866,239	3,165,413	4,703,707	394,529	4,634,625
Total Assets	1,096,349,650	356,909,402	133,753,202	72,279,723	2,038,713,344
Current assets	533,417,998	173,292,736	84,553,543	50,300,628	457,242,716
Investing in shares and Values	330,752	157,094	1,967,913	-	491,078,954
Fixed assets	514,467,528	156,937,920	41,253,162	15,908,016	8,628,831
Acquisitions of fixed assets	77,074,653	13,231,096	5,132,529	1,712,598	499,891
Short-term liabilities	84,578,731	113,869,248	38,595,497	11,677,253	787,977,256

NOTES TO THE FINANCIAL STATEMENTS

Labor reserve	162,516,165	160,501,772	36,305,067	43,602,148	68,740,031
Total Liabilities	805,563,141	322,204,631	84,445,277	55,768,854	1,984,483,183
Equity	290,786,509	34,704,770	49,307,925	16,510,869	54,230,161

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade Systems, Inc.	International trading services	8,860	100.00
Kot Insurance Company, AG.	Reinsurance	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	Int. refined products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas International, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Oil company	59,971,771	4.94	0	23,146,257
Deer Park Refining Limited	Refining company	1	0.00	0	7,113,824
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,579	1,765,631
I.I.I., S.A	Assets Holding	62,167,264	100.00	62,167	1,098,622
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	274,166
Pan American Suphur Company, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	18,790
Pasco International Limited	Sulphuric acid storage	1,000	100.00	47,325	33,714
Other investments		1	0.00	0	1,054,378
Estimated fluctuations in investments		1	0.00	0	(837,397)
TOTAL INVESTMENT IN ASSOCIATES				695,290	33,825,079
OTHER PERMANENT INVESTMENTS					156,978
TOTAL				695,290	33,982,057

NOTES

The holding percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero when there is no data incorporated. No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages.

Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO SANTANDER MEXICANO, S.	NOT APPLIED	19/11/2004	23/11/2012	7.93	0	0	3,000,000	0	0	0						
BANCO JPMORGAN, S.A. INSTITUC	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	4,000,000	0	0	0						
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	7.93	0	888,889	444,442	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	8.40	0	1,027,500	0	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	16/12/2004	20/12/2012	10.55	0	0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	7.93	0	2,472,500	0	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2008	0.00	0	51,976	0	0	0	0						
NACIONAL FINANCIERA, S.N.C.	NOT	10/06/2004	15/12/2009	4.20							0	234,040	234,040	0	0	0
NACIONAL FINANCIERA, S.N.C.	NOT	23/12/2002	29/12/2008	5.58							0	1,086,620	0	0	0	0
BANCO SANTANDER MEXICANO, S.	NOT	17/09/2003	19/09/2013	5.42							0	108,662	108,662	108,662	108,662	217,324
BANCO NACIONAL DE COMERCIO E	NOT	26/06/2003	30/06/2018	5.44							0	217,324	217,324	217,324	217,324	1,412,606
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	28/04/2008	4.85							0	1,086,620	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	18/05/2013	4.86							0	0	0	0	16,299,300	29,882,050
CALYON NEW YORK BRANCH (1)	YES	14/09/2007	28/02/2008	4.87							0	27,165,500	0	0	0	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							0	271,111	0	0	0	0
CONPROCA, S.A. DE CV (1) (	NOT	26/11/1997	15/06/2010	8.40							0	0	2,189,257	2,377,018	1,253,899	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							0	24,120	0	0	0	0
FSO INC. (1) (7)	YES	14/09/1998	14/09/2008	15.00							0	0	242,888	0	0	0
BERGESEN WORLDWIDE LTD. (1)	YES	23/07/2007	23/06/2022	0.00							0	0	274,553	274,553	274,553	3,203,115
CONTRATOS DE SERVICIOS MULTI	NOT	01/02/2005	30/11/2011	6.54							0	0	1,819,959	881,315	420,323	107,138
SECURED																
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1990	20/11/2015	2.90							0	313,604	313,604	313,604	313,604	1,254,416
A/S EXPORTFINANS (1) (7)	YES	16/11/1999	15/10/2008	4.62							0	26,792	0	0	0	0
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.72							0	262,814	192,108	173,457	173,457	236,112
ABN AMRO BANK, N.V. (1) (7	YES	23/12/2002	30/03/2014	4.50							0	192,949	192,949	192,949	192,949	482,372
ABN AMRO BANK, N.V. (1) (8	YES	30/12/1998	20/02/2010	7.42							0	407,795	407,795	203,898	0	0
ABN AMRO BANK, N.V. (1) (8	YES	02/03/2000	01/04/2011	5.23							0	434,648	434,648	434,648	76,642	0
ABN AMRO BANK, N.V. (1) (8	YES	11/05/2001	20/12/2012	4.83							0	325,986	325,986	325,986	325,986	325,986
ABN AMRO BANK, N.V. (1) (8	YES	03/12/2001	30/06/2010	4.72							0	59,621	59,621	29,811	0	0
ABN AMRO BANK, N.V. (1) (8	YES	27/08/2002	27/08/2012	5.43							0	8,224	8,224	8,224	8,224	8,224
ABN AMRO BANK, N.V. (1) (8	YES	30/09/2002	18/12/2013	4.83							0	325,986	325,986	325,986	325,986	404,005
ABN AMRO BANK, N.V. (1) (8	YES	03/01/2003	01/10/2012	5.14							0	20,725	20,725	20,725	20,725	20,725
ABN AMRO BANK, N.V. (1) (8	YES	01/03/2003	01/06/2012	4.91							0	181,836	181,836	181,836	181,836	90,918

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
ABN AMRO BANK, N.V. (1) (8	YES	13/07/2004	16/06/2014	4.83							0	383,513	383,513	383,513	383,513	620,013
ABN AMRO BANK, N.V. (1) (8	YES	03/11/2005	25/06/2015	4.73							0	383,513	383,513	383,513	383,513	1,342,295
ABN AMRO BANK, N.V. (1) (8	YES	30/11/2006	15/12/2015	4.83							0	319,594	319,594	319,594	319,594	1,278,376
BANCO SANTANDER CENTRAL HISP	YES	04/02/2002	26/02/2008	5.43							0	33,669	0	0	0	0
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/06/2011	5.06							0	58,980	53,968	14,929	1,121	0
BANCO SANTANDER CENTRAL HISP	YES	28/02/2007	15/06/2014	4.83							0	155,231	155,231	155,231	155,231	386,079
BARCLAYS BANK,P.L.C. (1) (	YES	22/12/1999	15/12/2010	4.83							0	175,098	175,098	175,098	0	0
BARCLAYS BANK,P.L.C. (1) (	YES	25/06/2001	20/06/2013	4.83							0	141,261	141,261	141,261	141,261	211,891
BARCLAYS BANK,P.L.C. (1) (	YES	14/03/2003	10/12/2013	4.90							0	217,324	217,324	217,324	217,324	334,462
BARCLAYS BANK,P.L.C. (1) (	YES	03/07/2003	20/03/2014	5.42							0	51,786	51,786	51,786	51,786	129,465
BARCLAYS BANK,P.L.C. (1) (	YES	10/08/2004	15/12/2013	4.83							0	255,675	255,675	255,675	255,675	437,844
BNP PARIBAS (1) (8)	YES	16/05/2003	15/03/2014	5.51							0	434,648	434,648	434,648	434,648	1,086,620
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	4.90							0	511,351	511,351	511,351	511,351	1,278,376
BNP PARIBAS (1) (8)	YES	03/11/2005	25/01/2015	5.37							0	511,351	511,351	511,351	511,351	1,789,727
BNP PARIBAS (1) (8)	YES	30/11/2006	26/06/2015	4.73							0	447,432	447,432	447,432	447,432	1,566,011
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/02/2017	5.32							0	0	9,516	9,516	9,516	52,335
J.P. MORGAN CHASE (1) (8)	YES	03/02/2000	06/03/2012	5.56							0	67,212	67,212	67,212	57,146	23,540
DEUTSCHE BANK (1) (8)	YES	06/11/2002	16/12/2013	4.92							0	25,783	25,783	23,332	20,881	41,762
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	4.91							0	259,904	259,904	259,904	259,904	111,626
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	29/06/2015	5.10							0	217,224	217,324	217,224	217,224	651,972
EXPORT DEVELOPMENT CANADA (	YES	09/02/1999	15/04/2013	5.21							0	33,842	23,955	17,537	8,679	4,479
EXPORT DEVELOPMENT CANADA (	YES	22/12/1999	15/12/2010	4.83							0	217,324	217,324	217,324	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							0	13,197	13,197	13,197	13,197	50,052
HSBC BANK PLC (1) (7)	YES	19/10/1998	17/04/2014	5.15							0	20,807	20,807	20,807	20,807	52,018
HSBC BANK PLC (1) (7)	YES	14/05/2003	06/10/2014	5.11							0	132,713	123,989	115,266	115,266	283,585
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	4.95							0	11,385	11,385	11,385	11,385	19,423
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	5.40							0	36,889	36,889	36,889	36,889	92,222
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	5.39							0	57,082	57,082	57,082	57,082	85,623
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	5.33							0	49,617	49,617	49,617	49,617	99,234
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	4.84							0	7,139	7,139	7,139	7,139	14,278
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	4.91							0	2,156	2,156	2,156	2,156	5,390
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	4.83							0	31,910	31,910	31,910	31,910	47,865
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	5.51							0	30,819	30,819	30,819	30,819	92,456
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	4.91							0	9,252	9,252	9,252	9,252	23,130
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	4.75							0	0	27,314	27,314	27,314	150,226

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	4.79							0	38,833	38,833	38,833	38,833	77,667
HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	4.85							0	21,098	21,098	21,098	21,098	63,294
HSBC BANK PLC (1) (8)	YES	05/04/2006	27/12/2014	4.73							0	18,219	18,219	18,219	18,219	54,658
HSBC BANK PLC (1) (8)	YES	05/06/2006	13/07/2011	5.39							0	28,666	28,666	28,666	28,666	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	30/11/2013	4.91							0	37,961	37,961	37,961	37,961	75,923
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	5.37							0	41,189	41,189	41,189	41,189	98,245
HSBC BANK PLC (1) (8)	YES	18/01/2007	31/01/2015	5.33							0	10,876	10,876	10,876	10,876	38,065
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	4.91							0	3,779	3,779	3,779	3,779	15,114
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	5.33							0	77,079	77,079	77,079	77,079	308,315
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	4.72							0	65,585	65,585	65,585	65,585	217,852
HSBC BANK PLC (1) (8)	YES	26/11/1999	26/09/2011	5.92							0	72,073	56,772	56,772	53,011	0
KREDITANSTALT FUR WIEDERAUFB	YES	13/09/1999	31/03/2011	5.19							0	26,902	26,902	26,902	13,847	0
KREDITANSTALT FUR WIEDERAUFB	YES	21/06/2000	31/03/2009	5.19							0	5,934	3,037	0	0	0
KREDITANSTALT FUR WIEDERAUFB	YES	26/09/2001	31/12/2012	5.03							0	192,836	192,836	192,836	155,353	155,353
MEDIOCREDITO CENTRALE S.P.A.	YES	09/10/2001	30/04/2012	4.83							0	51,425	51,425	51,425	51,425	25,712
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	0	124,210	124,210	124,210	683,154
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	5.38							0	451,887	316,898	235,466	121,754	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	4.80							0	0	64,178	64,178	64,178	352,977
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	5.33							0	32,563	32,563	32,563	32,563	24,225
SOCIETE GENERALE (1) (8)	YES	13/07/2000	20/03/2008	5.42							0	6,734	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2006	13/02/2017	5.43							0	0	78,199	78,199	78,199	430,092
STANDARD CHARTERED BANK (1)	YES	10/02/2003	20/12/2013	4.83							0	217,324	217,324	217,324	217,324	339,351
STANDARD CHARTERED BANK (1)	YES	06/07/2004	25/01/2014	5.37							0	255,675	255,675	255,675	255,675	639,168
STANDARD CHARTERED BANK (1)	YES	06/10/2005	20/01/2015	5.38							0	383,313	383,513	383,513	383,513	1,342,295
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/09/2015	5.10							0	383,513	383,513	383,513	383,513	1,534,052
THE BANK OF TOKYO, MITSUBISH	YES	14/03/2003	14/03/2013	5.52							0	482,942	482,942	482,942	482,942	724,413
THE BANK OF TOKYO, MITSUBISH	YES	10/12/2004	10/12/2014	4.90							0	217,324	217,324	217,324	217,324	1,955,916
THE BANK OF TOKYO, MITSUBISH	YES	30/09/2005	29/06/2011	5.38							0	78,659	52,439	52,439	966	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	4.83							0	191,756	191,756	191,756	191,756	862,904
THE EXPORT-IMPORT BANK OF KO	YES	01/03/2003	01/06/2012	6.64							0	217,324	217,324	217,324	217,324	108,662
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2005	13/02/2017	4.77							0	0	92,070	92,070	92,070	506,386
TORONTO DOMINION BANK (1)	YES	06/10/2003	20/10/2009	5.03							0	99,943	67,239	0	0	0
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00							0	840	840	840	840	2,182
JAPAN BANK FOR INTERNATIONAL	YES	30/09/2005	29/06/2015	4.36							0	0	0	0	51,473	159,251
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.57							0	403,549	536,630	536,630	536,630	2,951,455

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2005	14/12/2015	4.93							0	0	0	0	814,965	5,704,136
MIZUHO CORPARATE BANK, LTD (	YES	16/10/1998	20/05/2010	1.58							0	1,359,008	1,359,008	679,492	0	0
INTERESES DEVENGADOS NO PAG	NOT		31/12/2008	0.00							0	737,939	0	0	0	0
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	4,440,863	11,444,442	0	0	0	0	44,292,708	18,582,386	16,214,362	29,887,893	69,460,205

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	16/06/2006	05/06/2014	7.94	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	08/10/2009	7.56	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	04/02/2010	7.57	0	0	12,512,600	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	31/01/2013	7.50	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2005	13/10/2011	7.44	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	05/12/2019	0.00	0	0	12,245,244	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	6,172,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	29/07/2005	16/07/2015	8.91	0	0	9,500,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2008	0.00	0	1,417,606	0	0	0	0						
INTERESES ANTICIPADOS	NOT APPLIED		31/12/2008	0.00	0	(5,206,853)	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	852,758
DEUTSCHE BANK (1) (7)	YES	02/12/1998	02/12/2008	9.38							0	1,143,320	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88							0	0	8,714,529	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	0	2,040,020	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	6.63							0	0	0	0	0	1,741,254
DEUTSCHE BANK (2) (9)	YES	04/03/1998	04/03/2008	8.21							0	1,639,916	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	6.13							0	3,192,490	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	6,025,732	0	0
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.75							0	0	18,911,556	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	19,015,850
DEUTSCHE BANK (1) (7)	YES	12/02/2001	15/02/2008	8.50							0	9,042,102	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2,552,633
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	3,967,630
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	5.12							0	0	0	0	0	7,466,612
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	15,876,600
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	2,915,000
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	3,241,110
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	0	5,401,850
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,165,526
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	8.50							0	0	0	0	0	724,841
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	16,299,300

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	1,728,660
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	9.38							0	3,250,602	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,321,960
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	258,072
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	101,545
JP MORGAN CHASE (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	104,022
JP MORGAN CHASE (1) (8)	YES	15/06/2004	15/06/2010	4.99							0	0	0	15,174,594	0	0
JP MORGAN CHASE (1) (8)	YES	15/10/2003	15/10/2009	5.24							0	0	4,998,452	0	0	0
JP MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2016	5.38							0	0	0	0	0	13,495,110
JP MORGAN CHASE (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	0	0	7,938,300
JP MORGAN CHASE (2) (7)	YES	04/04/2003	05/04/2010	6.63							0	0	0	11,907,450	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.34							0	3,622,041	3,296,068	2,318,163	434,648	4,889,790
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	5.48							0	0	0	0	271,654	1,792,924
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							0	3,616,317	0	0	0	0
INTERESES ANTICIPADOS	NOT		31/12/2008	0.00							0	(1,116,169)	0	0	0	0
SECURED																
REPCON LUX	YES	26/01/2004	26/01/2011	4.50							0	0	0	0	0	14,904,482
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							0	286,945	0	0	0	0
CITIBANK, N.A. (1) (8)	YES	29/07/2005	25/06/2008	4.85							0	1,901,585	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	(3,789,247)	81,017,244	0	0	0	0	28,579,149	35,920,603	36,425,939	2,746,322	127,755,931

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	37,293,790	0	0	0	0						
TOTAL SUPPLIERS					0	37,293,790	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos	NOT APPLIED				0	31,241,464	0	0	0	0						
TOTAL					0	31,241,464	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	69,186,872	93,361,686	0	0	0	0	70,871,855	54,502,989	51,640,301	32,634,015	197,216,136

NOTES

The exchange rate of foreign currencies with respect to the peso is shown as of December 31, 2007

CURRENCIES	ACCOUNTING EXCHANGE RATES	
(1) Dollars	10.8662	284,427,120
(2) Euros	15.8766	50,862,920
(3) Japanese Yens	0.0973	4,258,313
(4) Swiss Francs	9.3639	
(5) Sterling Pounds	21.6074	8,642,960
(6) Pesos	1.0000	96,505,333

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero Coupon

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 4 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	25,514,143	277,241,781	12,297	133,619	277,375,400
LIABILITIES POSITION	62,108,649	674,885,009	10,769,204	117,020,328	791,905,337
SHORT-TERM LIABILITIES POSITION	30,177,233	327,911,855	4,424,175	48,073,975	375,985,830
LONG-TERM LIABILITIES POSITION	31,931,416	346,973,154	6,345,029	68,946,353	415,919,507
NET BALANCE	(36,594,506)	(397,643,228)	(10,756,907)	(116,886,709)	(514,529,937)

NOTES

The exchange rate of foreign currencies with respect to the peso is shown hereunder at December 31, 2007.

CURRENCY	ACCOUNTING EXCHANGE RATE
American Dollars	10.8662
Japanese Yens	0.0973
Sterling pounds	21.6074
Euros	15.8766

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 4 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	258,891
FEBRUARY	0	0	0	0.00	(241,884)
MARCH	0	0	0	0.00	2,936,397
APRIL	0	0	0	0.00	106,846
MAY	0	0	0	0.00	(1,281,760)
JUNE	0	0	0	0.00	369,528
JULY	0	0	0	0.00	1,275,801
AUGUST	0	0	0	0.00	1,358,401
SEPTEMBER	0	0	0	0.00	2,696,359
OCTOBER	0	0	0	0.00	57,510
NOVEMBER	0	0	0	0.00	3,624,543
DECEMBER	0	0	0	0.00	1,846,971
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					13,007,603

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (tbd)		3,176	96.80
Gas production (MMcfpd)		6,214	96.90
REFINING		0	0.00
Atmospheric destillation capacity		1,540	83.20
Cadereyta		275	83.60
Madero		190	73.50
Minatitlán		185	94.20
Salamanca		245	82.00
Salina Cruz		330	89.10
Tula		315	81.50
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	70.20
Cactus		1,960	71.60
Nuevo Pemex		880	75.90
Ciudad Pemex		1,290	68.50
Matapionche		109	61.90
Poza Rica		230	47.20
Arenque		34	90.40
PETROCHEMICALS		0	0.00
Production capacity (Tt)		12,871	58.20
Camargo*		333	0.00
Cangrejera		3,280	98.80
Cosoleacaque		4,975	35.10
Escolín		337	3.10
Independencia		288	8.20
Morelos		2,563	57.80
Pajaritos		1,021	94.70
Tula		76	36.20
Petrochemical Distribution Centers (Tt)		218,410	80.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Tbd = thousand barrels per day
MMcfpd = million cubic feet per day
Tb = thousand barrels
Tt = thousand tons
* Plant out of operation

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACIÓN Y PRODUCCIÓN				8
SOUR WET GAS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				73
CRUDE OIL	PEMEX EXPLORACIÓN Y PRODUCCIÓN				74
SWEET WET GAS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0.0		
FUEL OIL	257	41,575,753	100.0		CFE
DIESEL	358	96,854,150	100.0	PEMEX DIESEL	DISTRIBUTORS
L.P. GAS	301	54,457,707	0.0		DISTRIBUTORS
MAGNA SIN GASOLINE	659	208,994,432	100.0	PEMEX MAGNA	DISTRIBUTORS
PREMIUM GASOLINE	101	38,312,622	100.0	PEMEX PREMIUM	DISTRIBUTORS
JET FUEL	68	23,354,447	100.0		ASA
OTHER REFINED PRODUCTS	72	10,111,426	100.0		DISTRIBUTORS
PETROCHEMICALS	0	0	0.0		
METHANE DERIVATIVES (a)	1,023	3,117,994	0.0		(e)
ETHANE DERIVATIVES (b)	1,076	11,589,245	0.0		(f)
AROMATICS & DERIVATIVES (c)	476	5,870,847	0.0		(g)
PROPYLENE & DERIVATIVES (d)	30	2,783,005	0.0		(h) (l)
OTHER PETROCHEMICALS	1,387	1,787,633	0.0		(i) (l)
	0	0	0.0		
DRY GAS	3,076	80,512,144	0.0		(j)
	0	0	0.0		
EFFECT B-10	0	12,726,078	0.0		
FOREIGN SALES					
CRUDE OIL (m)	1,686	413,184,222	0.0	(k)	
REFINED PRODUCTS (l)	176	48,472,209	0.0		
PETROCHEMICAL PRODUCTS (l)	746	2,378,276	0.0		
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	68,023,296	0.0		
EFFECT B-10	0	9,681,129	0.0		
TOTAL		1,133,786,615			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (m)	1,686	413,184,222		(k)	
REFINED PRODUCTS (l)	176	48,472,209			
PETROCHEMICAL PRODUCTS (l)	746	2,378,276			
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	68,023,296			
EFFECT B-10	0	9,681,129			
FOREIGN SUBSIDIARIES					

TOTAL	541,739,132	

NOTES
Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - December, 2007 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile and propylene to the domestic market.
(e) Agrogen, S.A. de C.V.; Univex, S.A.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; and Fertirey, S.A. de C.V.
(f) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Policyd, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Complex Química, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during 2007 amounted to 2.07%.

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	366,797,440
TOTAL			0	0	0	0	0	366,797,440

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ___________________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: March 28, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END